Exhibit 99.2

Fresenius Medical Care AG

COMPLETE OVERVIEW OF THE SECOND QUARTER AND FIRST HALF YEAR 2024

July 30, 2024

Investor Relations

phone: +49 6172 609 2525

email: ir@freseniusmedicalcare.com

Content:

Statement of earnings	page 2

Segment information	page 3

Balance sheet	page 4

Cash flow	page 5

Revenue development by segment	page 6

Key metrics	page 7

Reconciliation results (outlook base)	page 8

Outlook 2024	page 9

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to COVID-19, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.

Rounding adjustments applied to individual numbers and percentages may result in these figures differing immaterially from their absolute values. Furthermore, totals and subtotals in tables may differ slightly from unrounded figures due to rounding in accordance with commercial rounding conventions.

Statement of earnings

	Three months ended June 30,				Six months ended June 30,
in € million, except share data, unaudited	2024	2023	Change	Change at cc	2024	2023	Change	Change at cc
Total revenue	4,766	4,825	-1.2%	-1.7%	9,491	9,529	-0.4%	0.4%
Total revenue (outlook base) [1]	4,743	4,741		0.1%	9,565	9,360		2.2%

Costs of revenue	3,600	3,628	-0.8%	-1.3%	7,151	7,183	-0.4%	0.3%
Selling, general and administrative expense	771	775	-0.5%	-1.0%	1,547	1,557	-0.7%	-0.2%
Research and development expense	46	57	-20.3%	-20.7%	93	113	-17.3%	-17.3%
Income from equity method investees	(33)	(48)	-32.4%	-32.4%	(61)	(76)	-18.9%	-18.9%
Other operating income	(228)	(76)	200.6%	201.2%	(341)	(193)	76.6%	76.5%
Other operating expense	185	132	40.0%	35.3%	431	327	31.8%	32.4%
Operating income	425	357	19.1%	20.5%	671	618	8.6%	10.0%
Operating income (outlook base) [1]	433	400		8.3%	849	738		15.1%

Interest income	(18)	(24)	-26.5%	-26.0%	(33)	(36)	-7.7%	-5.0%
Interest expense	103	105	-1.5%	-2.6%	207	199	3.8%	4.7%
Interest expense, net	85	81	5.9%	4.5%	174	163	6.4%	6.8%
Income before income taxes	340	276	23.0%	25.2%	497	455	9.4%	11.1%
Income tax expense	99	81	22.0%	28.1%	139	126	10.2%	14.3%
Net income	241	195	23.3%	24.0%	358	329	9.1%	9.9%
Net income attributable to noncontrolling interests	54	55	-2.1%	-2.8%	100	102	-1.3%	-1.1%
Net income attributable to shareholders of FME AG	187	140	33.2%	34.4%	258	227	13.8%	14.9%
Net income attributable to shareholders of FME AG (outlook base) [1]	207	176		17.5%	405	322		25.6%

Weighted average number of shares	293,413,449	293,413,449			293,413,449	293,413,449

Basic earnings per share	€0.64	€0.48	33.2%	34.4%	€0.88	€0.77	13.8%	14.9%
Basic earnings per ADS	€0.32	€0.24	33.2%	34.4%	€0.44	€0.39	13.8%	14.9%

Operating income	425	357	19.1%	20.5%	671	618	8.6%	10.0%
Depreciation, amortization and impairment loss	387	434	-10.9%	-12.9%	899	872	3.1%	4.0%
EBITDA	812	791	2.7%	2.2%	1,570	1,490	5.4%	6.5%

In percent of revenue
Operating income margin	8.9%	7.4%			7.1%	6.5%
Operating income margin (outlook base) [1]	9.1%	8.4%			8.9%	7.9%
EBITDA margin	17.0%	16.4%			16.5%	15.6%

1 Outlook base as referred to the 2024 outlook, presented at constant currency, excluding special items, business impacts from closed divestitures in 2023 and the Tricare settlement in Q4 2023. For a reconciliation, please refer to the table on page 8.

Statement of earnings	page 2 of 9	July 30, 2024

Segment information

	Three months ended June 30,				Six months ended June 30,
unaudited	2024	2023	Change	Change at cc	2024	2023	Change	Change at cc
Total
Revenue in € million	4,766	4,825	-1.2%	-1.7%	9,491	9,529	-0.4%	0.4%
Revenue in € million (outlook base) [1]	4,743	4,741		0.1%	9,565	9,360		2.2%
Operating income in € million	425	357	19.1%	20.5%	671	618	8.6%	10.0%
Operating income in € million (outlook base) [1]	433	400		8.3%	849	738		15.1%
Operating income margin	8.9%	7.4%			7.1%	6.5%
Operating income margin (outlook base) [1]	9.1%	8.4%			8.9%	7.9%
Days sales outstanding (DSO) [2]					76	68
Employees (headcount)					113,639	124,295

Care Delivery segment
Revenue in € million	3,771	3,873	-2.6%	-3.3%	7,559	7,628	-0.9%	-0.3%
Revenue in € million (outlook base) [1]	3,743	3,786		-1.1%	7,602	7,455		2.0%
Operating income in € million	332	384	-13.5%	-12.6%	521	669	-22.1%	-21.5%
Operating income in € million (outlook base) [1]	372	400		-7.0%	729	687		6.2%
Operating income margin	8.8%	9.9%			6.9%	8.8%
Operating income margin (outlook base) [1]	9.9%	10.6%			9.6%	9.2%
Days sales outstanding (DSO) [2]					72	61

Care Enablement segment
Revenue in € million	1,363	1,325	2.9%	3.1%	2,660	2,635	1.0%	2.3%
Revenue in € million (outlook base) [1]	1,365	1,322		3.3%	2,695	2,625		2.7%
Operating income in € million	68	2	4309.3%	4277.6%	138	(23)	n.a.	n.a.
Operating income in € million (outlook base) [1]	69	17		308.2%	149	82		81.4%
Operating income margin	5.0%	0.1%			5.2%	-0.9%
Operating income margin (outlook base) [1]	5.1%	1.3%			5.5%	3.1%
Days sales outstanding (DSO) [2]					94	97

Inter-segment eliminations [3]
Revenue in € million	(368)	(373)	-1.0%	-2.0%	(728)	(734)	-0.7%	-0.3%
Revenue in € million (outlook base) [1]	(365)	(367)		-0.6%	(732)	(720)		1.6%
Operating income in € million	(5)	(4)	36.9%	32.6%	(5)	(13)	-65.9%	-76.7%
Operating income in € million (outlook base) [1]	(8)	(4)		111.2%	(10)	(13)		-18.9%

Corporate
Operating income in € million	30	(25)	n.a.	n.a.	17	(15)	n.a.	n.a.
Operating income in € million (outlook base) [1]	0	(13)		n.a.	(19)	(18)		4.1%

1 Outlook base as referred to the 2024 outlook, presented at constant currency, excluding special items, business impacts from closed divestitures in 2023 and the Tricare settlement in Q4 2023. For a reconciliation, please refer to the table on page 8.

2 Includes receivables related to assets held for sale.

3 The Company transfers products between segments at fair market value. The associated internal revenues and expenses and all other consolidation of transactions are included within “Inter-segment eliminations”.

cc = constant currency. Changes in revenue, operating income and net income attributable to shareholders of FME AG include the impact of changes in foreign currency exchange rates. We calculate and present these financial measures using both IFRS Accounting Standards and at constant exchange rates to show changes in these metrics and other items without giving effect to period-to-period currency fluctuations. Under IFRS Accounting Standards, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period using the prior period exchange rates versus the prior period. The single quarter results are calculated as the variance between the current year-to-date results less the preceding quarter’s year-to-date which makes the single quarter subject to further foreign exchange fluctuation. This resulting percentage is a non-IFRS measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated term "Constant Currency".

Segment information	page 3 of 9	July 30, 2024

Balance sheet

	June 30,	December 31,
in € million, except for net leverage ratio, unaudited	2024	2023
Assets
Cash and cash equivalents	1,090	1,403
Trade accounts and other receivables from unrelated parties	4,025	3,471
Inventories	2,227	2,179
Other current assets	1,348	1,648
Goodwill and intangible assets	16,162	16,012
Right-of-use assets	3,612	3,671
Other non-current assets	5,432	5,546
Total assets	33,896	33,930

Liabilities and equity
Accounts payable to unrelated parties	784	762
Other current liabilities	5,152	5,350
Non-current liabilities	12,773	12,991
Total equity	15,187	14,827
Total liabilities and equity	33,896	33,930

Equity/assets ratio	45%	44%

Debt and lease liabilities
Short-term debt from unrelated parties	322	457
Current portion of long-term debt	481	487
Current portion of lease liabilities from unrelated parties	592	593
Current portion of lease liabilities from related parties	25	24
Long-term debt, less current portion	6,854	6,960
Lease liabilities from unrelated parties, less current portion	3,378	3,419
Lease liabilities from related parties, less current portion	101	110
Debt and lease liabilities included within liabilities directly associated with assets held for sale	17	137
Total debt and lease liabilities	11,770	12,187
Minus: Cash and cash equivalents[1]	(1,112)	(1,427)
Total net debt and lease liabilities	10,658	10,760

Reconciliation of annualized adjusted EBITDA and net leverage ratio to the most directly comparable IFRS Accounting Standards financial measures
Net income	762	732
Income tax expense	314	301
Interest income	(85)	(88)
Interest expense	432	424
Depreciation and amortization	1,566	1,613
Adjustments[2]	423	409
Annualized adjusted EBITDA	3,412	3,391

Net leverage ratio	3.1	3.2

1 Includes cash and cash equivalents included within assets held for sale.

2 Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Syndicated Credit Facility (2024: -€49 M; 2023: -€35 M), non-cash charges, primarily related to pension expense (2024: €57 M; 2023: €56 M), impairment loss (2024: €213 M; 2023: €139 M) and special items, including costs related to the FME25 Program (2024: €128 M; 2023: €106 M), Legal Form Conversion Costs (2024: €27 M; 2023: €30 M), Legacy Portfolio Optimization (2024: €108 M; 2023: €128 M) and Humacyte Remeasurements (2024: -€61 M; 2023: -€15 M).

Balance sheet	page 4 of 9	July 30, 2024

Cash flow statement

	Three months ended June 30,		Six months ended June 30,
in € million, unaudited	2024	2023	2024	2023
Operating activities
Net income	241	195	358	329
Depreciation, amortization and impairment loss	387	434	899	872
Change in trade accounts and other receivables from unrelated parties	(23)	326	(692)	(80)
Change in inventories	(15)	(22)	(56)	(111)
Change in other working capital and non-cash items	(148)	74	61	140
Net cash provided by (used in) operating activities	442	1,007	570	1,150
In percent of revenue	9.3%	20.9%	6.0%	12.1%

Investing activities
Purchases of property, plant and equipment and capitalized development costs	(159)	(155)	(293)	(298)
Proceeds from sale of property, plant and equipment	6	0	10	2
Capital expenditures, net	(153)	(155)	(283)	(296)

Free cash flow	289	852	287	854
In percent of revenue	6.1%	17.7%	3.0%	9.0%

Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(6)	(10)	(6)	(14)
Investments in debt securities	0	(17)	0	(63)
Proceeds from divestitures	461	13	501	25
Proceeds from sale of debt securities	21	36	42	51
Free cash flow after investing activities	765	874	824	853

Cash flow	page 5 of 9	July 30, 2024

Revenue development by segment

						Same market
				Change	Organic	treatment
in € million, unaudited	2024	2023	Change	at cc	growth	growth [1]
Three months ended June 30,
Total revenue	4,766	4,825	-1.2%	-1.7%	2.3%
Care Delivery segment	3,771	3,873	-2.6%	-3.3%	1.7%	0.4%
Thereof: U.S.	3,157	3,120	1.2%	0.1%	1.4%	-0.3%
Thereof: International	614	753	-18.4%	-17.8%	3.2%	1.9%
Care Enablement segment	1,363	1,325	2.9%	3.1%	3.2%
Inter-segment eliminations	(368)	(373)	-1.0%	-2.0%

Six months ended June 30,
Total revenue	9,491	9,529	-0.4%	0.4%	3.4%
Care Delivery segment	7,559	7,628	-0.9%	-0.3%	3.6%	0.1%
Thereof: U.S.	6,259	6,123	2.2%	2.3%	3.8%	-0.5%
Thereof: International	1,300	1,505	-13.6%	-11.1%	2.7%	1.3%
Care Enablement segment	2,660	2,635	1.0%	2.3%	2.4%
Inter-segment eliminations	(728)	(734)	-0.7%	-0.3%

1 Same market treatment growth = organic growth less price effects

Health care services and health care products revenue by segment

	2024				2023
	Care	Care	Inter-		Care	Care	Inter-
	Delivery	Enablement	segment		Delivery	Enablement	segment
in € million, unaudited	segment	segment	eliminations	Total	segment	segment	eliminations	Total
Three months ended June 30,
Health care services revenue	3,722	—	—	3,722	3,829	—	—	3,829
Health care products revenue	49	995	—	1,044	44	952	—	996
Inter-segment revenue	—	368	(368)	—	—	373	(373)	—
Revenue	3,771	1,363	(368)	4,766	3,873	1,325	(373)	4,825

Six months ended June 30,
Health care services revenue	7,470	—	—	7,470	7,541	—	—	7,541
Health care products revenue	89	1,932	—	2,021	87	1,901	—	1,988
Inter-segment revenue	—	728	(728)	—	—	734	(734)	—
Revenue	7,559	2,660	(728)	9,491	7,628	2,635	(734)	9,529

Revenue development by segment	page 6 of 9	July 30, 2024

Key metrics Care Delivery segment

	Six months ended June 30, 2024
		Growth			Growth		Growth
		in %	Net change		in %		in %
unaudited	Clinics	yoy	in clinics [1]	Patients	yoy	Treatments	yoy
Total	3,757	-7%	(168)	311,037	-10%	24,119,809	-7%
Thereof: U.S.	2,628	0%	13	206,306	0%	15,412,884	-1%
Thereof: International	1,129	-20%	(181)	104,731	-24%	8,706,925	-15%

1 Net change in clinics (acquired, de novo, combined, closed and sold) in comparison to December 31, 2023.

yoy = year-on-year

Key metrics	page 7 of 9	July 30, 2024

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS Accounting Standards financial measures for comparability with the Company´s outlook (outlook base)

		Special items					Results				Special items					Sum of
in € million,			Legal	Legacy		Sum	2024		Results			Legal	Legacy			special	Results	Change
except			Form	Portfolio	Humacyte	of	excl.	Currency	2024			Form	Portfolio	Humacyte		items	2023	at cc
share data,	Results	FME25	Conversion	Optimiza-	Remeasure-	special	special	translation	(outlook	Results	FME25	Conversion	Optimiza-	Remeasure-		and	(outlook	(outlook
unaudited	2024	Program	Costs	tion[1]	ments	items	items	effects	base)	2023	Program	Costs	tion[1]	ments	Divestitures[2]	divestitures	base)	base)
Three months ended June 30,
Total revenue	4,766	—	—	—	—	—	4,766	(23)	4,743	4,825	—	—	—	—	(84)	(84)	4,741	0.1%
Care Delivery segment	3,771	—	—	—	—	—	3,771	(28)	3,743	3,873	—	—	—	—	(87)	(87)	3,786	-1.1%
Thereof: U.S.	3,157	—	—	—	—	—	3,157	(33)	3,124	3,120	—	—	—	—	(38)	(38)	3,082	1.4%
Thereof: International	614	—	—	—	—	—	614	5	619	753	—	—	—	—	(49)	(49)	704	-12.1%
Care Enablement segment	1,363	—	—	—	—	—	1,363	2	1,365	1,325	—	—	—	—	(3)	(3)	1,322	3.3%
Inter-segment eliminations	(368)	—	—	—	—	—	(368)	3	(365)	(373)	—	—	—	—	6	6	(367)	-0.6%
EBITDA	812	34	2	23	(46)	13	825	(4)	821	791	14	5	11	4	(2)	32	823	-0.3%
Total operating income	425	40	2	15	(46)	11	436	(3)	433	357	25	5	10	4	(1)	43	400	8.3%
Care Delivery segment	332	16	—	28	—	44	376	(4)	372	384	8	—	10	—	(2)	16	400	-7.0%
Care Enablement segment	68	24	0	(11)	(12)	1	69	0	69	2	17	—	0	—	(2)	15	17	308.2%
Inter-segment eliminations	(5)	—	—	(3)	—	(3)	(8)	0	(8)	(4)	—	—	—	—	—	—	(4)	111.2%
Corporate	30	0	2	1	(34)	(31)	(1)	1	0	(25)	0	5	—	4	3	12	(13)	n.a.
Interest expense, net	85	—	—	—	—	—	85	(1)	84	81	—	—	—	—	1	1	82	3.2%
Income tax expense	99	11	1	(14)	(12)	(14)	85	4	89	81	5	1	2	1	0	9	90	-1.1%
Net income attributable to noncontrolling interests	54	—	—	—	—	—	54	(1)	53	55	—	—	0	—	(3)	(3)	52	1.5%
Net income[3]	187	29	1	29	(34)	25	212	(5)	207	140	20	4	8	3	1	36	176	17.5%
Basic earnings per share	€0.64	€0.10	€0.00	€0.10	€(0.12)	€0.08	€0.72	€(0.02)	€0.70	€0.48	€0.07	€0.01	€0.02	€0.01	€0.01	€0.12	€0.60	17.5%

Six months ended June 30,
Total revenue	9,491	—	—	—	—	—	9,491	74	9,565	9,529	—	—	—	—	(169)	(169)	9,360	2.2%
Care Delivery segment	7,559	—	—	—	—	—	7,559	43	7,602	7,628	—	—	—	—	(173)	(173)	7,455	2.0%
Thereof: U.S.	6,259	—	—	—	—	—	6,259	4	6,263	6,123	—	—	—	—	(80)	(80)	6,043	3.6%
Thereof: International	1,300	—	—	—	—	—	1,300	39	1,339	1,505	—	—	—	—	(93)	(93)	1,412	-5.2%
Care Enablement segment	2,660	—	—	—	—	—	2,660	35	2,695	2,635	—	—	—	—	(10)	(10)	2,625	2.7%
Inter-segment eliminations	(728)	—	—	—	—	—	(728)	(4)	(732)	(734)	—	—	—	—	14	14	(720)	1.6%
EBITDA	1,570	60	3	50	(61)	52	1,622	15	1,637	1,490	36	7	71	(15)	(18)	81	1,571	4.2%
Total operating income	671	67	3	158	(61)	167	838	11	849	618	51	7	94	(15)	(17)	120	738	15.1%
Care Delivery segment	521	27	—	175	—	202	723	6	729	669	24	—	11	—	(17)	18	687	6.2%
Care Enablement segment	138	40	0	(11)	(22)	7	145	4	149	(23)	28	—	83	—	(6)	105	82	81.4%
Inter-segment eliminations	(5)	—	—	(6)	—	(6)	(11)	1	(10)	(13)	—	—	—	—	—	—	(13)	-18.9%
Corporate	17	0	3	0	(39)	(36)	(19)	0	(19)	(15)	(1)	7	—	(15)	6	(3)	(18)	4.1%
Interest expense, net	174	—	—	—	—	—	174	0	174	163	—	—	—	—	1	1	164	6.0%
Income tax expense	139	18	1	22	(16)	25	164	5	169	126	11	2	25	(4)	(5)	29	155	9.0%
Net income attributable to noncontrolling interests	100	—	—	—	—	—	100	1	101	102	—	—	1	—	(6)	(5)	97	5.0%
Net income[3]	258	49	2	136	(45)	142	400	5	405	227	40	5	68	(11)	(7)	95	322	25.6%
Basic earnings per share	€0.88	€0.16	€0.01	€0.46	€(0.15)	€0.48	€1.36	€0.02	€1.38	€0.77	€0.14	€0.02	€0.23	€(0.04)	€(0.02)	€0.33	€1.10	25.6%

1 2024: mainly comprise the impairment of intangible and tangible assets resulting from the measurement of assets held for sale as well as losses from divestitures; 2023: mainly comprise the derecognition of capitalized development costs and the impairment of intangible assets (licenses and distribution rights) as well as termination costs (including certain contractual obligation expenses) related to a dialysis cycler development program which was discontinued in the first quarter of 2023 and other impacts related to agreed-upon divestitures in 2023.

2 Business impacts from closed divestitures in 2023.

3 Attributable to shareholders of FME AG.

Reconciliation results (outlook base)	page 8 of 9	July 30, 2024

Outlook 2024

Outlook 2024
	Results 2023	(at Constant Currency)
Revenue[1]	€19,049 M	Low to mid-single digit percentage rate growth
Operating income[1]	€1,540 M	Mid to high-teens percentage rate growth

1 Outlook 2024 is based on the assumptions outlined in the earnings release for the fourth quarter and full year of 2023 and excludes special items. Special items include the costs related to the FME25 Program, the Legal Form Conversion Costs, the impacts from Legacy Portfolio Optimization, the Humacyte Remeasurements and other effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of providing the outlook. The growth rates are based on the results 2023 excluding the costs related to the FME25 Program (€153 M for operating income), the Legal Form Conversion Costs (€30 M for operating income), the impacts from Legacy Portfolio Optimization (€204 M for operating income) and the Humacyte Remeasurements (-€15 M for operating income). Additionally, the results 2023 were adjusted for the Tricare settlement (-€191 M for revenue and -€181 M for operating income) and for the business impacts from closed divestitures in 2023 (-€214 M for revenue and -€20 M for operating income).

Outlook 2024	page 9 of 9	July 30, 2024